SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ------------------------------------------

                               AMENDMENT NO. 2 TO
                                    FORM 8-A

                   FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                   Kadant Inc.
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           (Exact Name of Registrant as Specified in its Charter)


            Delaware                                           52-1762325
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(State or Other Jurisdiction                                      (IRS Employer
       of Incorporation)                                     Identification No.)



                    245 Winter Street, Waltham, Massachusetts 02451
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                  (Address of Principal Executive Offices) (Zip Code)



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), please check the following box. [   ]

Securities Act registration statement file number to which this form relates:

                                 Not applicable
                                ---------------
                                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class                Name of Each Exchange on Which
           to be so Registered                Each Class is to be Registered
     -----------------------------            ------------------------------
     Common Stock, $0.01 par value               American Stock Exchange
                per share

      Securities to be registered pursuant to Section 12(g) of the Act:

                              Not applicable
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                             (Title of Class)


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Item 1:  Description of Registrant's Securities to be Registered.
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The following is a description of the Common Stock, $0.01 par value per share
("Common Stock"), of Kadant Inc. (the "Company"). This summary is qualified by reference to the actual provisions of the Company's Restated Certificate of Incorporation (the "Charter") and By-laws (the "By-laws), copies of which have been filed with the Securities and Exchange Commission.

Common Stock

The Charter authorizes for issuance 150,000,000 shares of Common Stock. The Charter provides for the following with respect to the Common Stock:

      Voting. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

      Dividends. If the Company's Board of Directors (the "Board") declares a dividend, holders of Common Stock will receive payments on a ratable basis from funds of the Company that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights the Company may grant to the holders of the outstanding Preferred Stock of the Company, if any. The Company currently anticipates that it will retain all of its earnings for use in the development of its business, and does not anticipate paying any cash dividends in the foreseeable future.

      Liquidation. If the Company is dissolved, the holders of Common Stock will be entitled to share ratably in all the assets that remain after the Company pays its liabilities and any amounts it owes to the holders of the Preferred Stock, if any.

      Other. Holders of Common Stock do not have preemptive, subscription, redemption or conversion rights. The Common Stock is listed on the American Stock Exchange under the symbol "KAI". The outstanding shares of Common Stock are fully paid and nonassessable. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

The rights, powers, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock of the Company which the Company may designate and issue in the future. There are no shares of Preferred Stock of the Company outstanding.

Delaware Law and Charter and By-Laws Provisions; Anti-Takeover Effects

      Staggered Board.  The Charter provides that:

o The Board will be divided into three classes, with staggered three-year terms;

o directors may be removed only for cause by the vote of the holders of at least 75% of the shares of the capital stock of the Company entitled to vote; and

o any vacancy on the Board, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office.



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These provisions could discourage, delay or prevent a change in control of the
Company or an acquisition of the Company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of Common Stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of the Company's Board.

      Stockholder Action; Special Meeting of Stockholders. The Charter and By-laws also provide that:

o stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting;

o stockholder action may not be taken by written action in lieu of a meeting;

o special meetings of stockholders may be called only by the Chairman of the Board of the Company, the Chief Executive Officer of the Company or by the Board; and

o in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding providing specified information and advance notice to the Company.

These provisions could delay, until the next stockholders' meeting, actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because a person or entity, even if it acquired a majority of the outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.

      Supermajority Votes Required. The General Corporation Law of Delaware provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or by-laws, unless a corporation's charter or by-laws, as the case may be, requires a greater percentage. The Charter of the Company requires the vote of the holders of at least 75% of the capital stock of the Company entitled to vote to amend or repeal any of the foregoing provisions. The 75% stockholder vote is in addition to any separate class vote that might be required pursuant to the terms of any series of Preferred Stock that might be then outstanding.

      Business Combinations. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

      Indemnification. The Charter provides that directors of the Company will not be personally liable to the Company or to the stockholders for monetary damages for breach of fiduciary duty as a director, except that this limitation eliminates or limits liability only to the extent that the elimination or limitation of this liability is permitted by the Delaware General Corporation Law as it exists or may later be amended. The Charter further provides for the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

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Stockholders Rights Plan

On July 16, 2001, the Board declared a dividend of one Preferred Stock purchase right (collectively, the "Rights") on each share of Common Stock outstanding at the close of business on August 6, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), at a purchase price of $75.00 in cash, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated July 16, 2001 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as rights agent.

As described more fully below, initially, the Rights are not exercisable and will be attached to all certificates representing shares of Common Stock ("Common Stock Certificates") outstanding, and no separate certificates representing the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock, and the "Distribution Date" will occur, upon the earlier of (i) 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock. The Distribution Date may be deferred in circumstances determined by the Board. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock Certificates outstanding on the Record Date, together with a summary of rights, or by new Common Stock Certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Stock Certificates; and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of the summary of rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will not be exercisable until the Distribution Date and will expire upon the close of business on July 16, 2011 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock at the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person becomes an Acquiring Person, unless the event causing the 15% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the Current Market Price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."


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For example, at an exercise price of $75 per Right, each Right not owned by an
Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $75 such number of shares of Common Stock (or other consideration, as noted above) as equals $75 divided by one-half of the Current Market Price of the Common Stock at the time of such
Section 11(a)(ii) Event. Assuming that the Common Stock had a Current Market Price of $25 per share at such time, the holder of each valid Right would be entitled to purchase six shares of Common Stock at the time of such Section 11(a)(ii) Event, having a market value of 6 x $25, or $150, for $75.

In the event that, at any time after any person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (other than the Acquiring Person and certain related parties) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the Current Market Price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

For example, at an exercise price of $75 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 13 Event would entitle its holder to purchase for $75 such number of shares of common stock of the acquiring company as equals $75 divided by one-half of the Current Market Price of such common stock at the time of such Section 13 Event. Assuming that such common stock had a Current Market Price of $25 per share at such time, the holder of each valid Right would be entitled to purchase six shares of common stock of the acquiring company, having a market value of 6 x $25, or $150, for $75.

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one ten-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then Current Market Price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.


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With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock (other than fractions which are integral multiples of one ten-thousandth of a share of Series A Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $100 per share or, if greater, an aggregate dividend of 10,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $10,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 10,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 10,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of one ten-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

At any time prior to the tenth business day (or such later date as may be determined by the Board) after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Any provision of the Rights Agreement, other than the Redemption Price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board's authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board. The Rights should not interfere with any merger or other business combination approved by the Board.


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The Company has entered into the Rights Agreement in anticipation of the proposed distribution by its parent corporation, Thermo Electron Corporation ("TMO"), of all of the shares of the Company's Common Stock (together with the associated Rights) held by TMO to the stockholders of TMO (the "Spinoff Distribution"). The shares of the Company's Common Stock (together with the associated Rights) held by TMO will be distributed in the Spinoff Distribution on August 8, 2001 to all stockholders of record of TMO on July 30, 2001. The ownership by TMO of shares of the Company's Common Stock prior to consummation of the Spinoff Distribution will not trigger the occurrence of the Distribution Date or the exercisability of the Rights.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2:  Exhibits.

Exhibit Number           Description

     1 Rights Agreement dated July 16, 2001 between Kadant Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock (incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K, File No. 1-11406, filed on July 17,
                         2001).


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                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 9th day of August, 2001.

                                          KADANT INC.



                                          By:/s/ Thomas M. O'Brien
                                             -----------------------------------
                                             Thomas M. O'Brien
                                             Executive Vice President, Chief
                                             Financial Officer and Treasurer